TMM COMPANY CONTACT:              AT DRESNER CORPORATE SERVICES:
Carlos Aguilar, Deputy CEO and CFO                           Nathan Abler (investors, analysts, media)
011-525-55-629-8729                                                      714-742-4180
carlos.aguilarm@tmm.com.mx                                         nabler@dresnerco.com

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS THIRD-QUARTER 2019 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

2019 Third-Quarter Results Include:

o	Consolidated nine months income of $1,109.6 million.
o	Net Debt decreases to $118.1 million.
o	Stockholders’ Equity of $2,026.3 million.
o	Financial Debt of 19.4% percent from Stockholders’ Equity.
o	Consolidated nine months EBITDA of $86.6 million.

(Mexico City, October 28, 2019) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican Maritime-management transportation and logistics Company, reported today its financial results for the third quarter 2019.

MANAGEMENT OVERVIEW
José F. Serrano, Chairman and Chief Executive Officer of Grupo TMM, said, “Leveraging more than 60 years of experience in the market, Grupo TMM continues to be the best option in Mexico for Maritime-management transportation and logistics services with the highest quality standards for all the participants in the Mexican and Caribbean energy industry.”
“In spite of the downturn of the Mexican and worldwide economy, Grupo TMM continues to strengthen its balance sheet, reduce its debt and generating positive operating cashflow.”
“The Company is formalizing strategic partnerships and alliances to develop new oil and gas transportation, storage and distribution projects, which will enable it to exploit the gradual potential that the energy industry is offering in Mexico.”
“Furthermore, the Company is focused on its digital transformation in order to stay ahead of technological advances in the Maritime-management transportation and logistics industry.”
Mr. Serrano added, “With these actions, Grupo TMM is maintaining its commitment to its shareholders to strength its balance sheet and increase the value of the Company, in the same way it reaffirms its responsibility with its human capital.”
THIRD-QUARTER 2019 OPERATING AND FINANCIAL RESULTS
The following information with respect to 2019 includes the new accounting standard for leases under the International Financial Reporting Standards (IFRS-16) effective as of January 1, 2019. All monetary amounts are in millions of Mexican Pesos.
Consolidated revenues in the third quarter of 2019 were $380.4 million, compared to $370.5 million in the same period of last year; mainly due to increases in Maritime and Warehousing Services income as well as client diversification strategies. Consolidated revenues for the first nine-months of 2019 were $1,109.6 million compared to $1,166.2 million for the same period of previous year.
Consolidated operating results in the first nine-month period of 2019 reported a loss of $4.7 million, compared to a profit of $50.5 million in the same period of 2018.
Non-recurrent operations in the third quarter of 2019 resulted in $22.2 million in expenses compared to $2.0 million in expenses for the same period of previous year. The first nine-month period of 2019 non-recurrent operations generate $35.1 million in income, compared to $17.0 million in income for the same period of 2018.
Consolidated EBITDA in the first nine-months of 2019 was $86.6 million compared to $109.1 million for the same period of 2018.
Maritime income in the third quarter of 2019 increased 8.7 percent to $225.7 million compared to $207.6 million in the same period last year, mainly attributable to a better mix of tariffs and volume transported in the Parcel Tankers and Bulk Carriers segment, as well as better rates in the Shipyard segment. Maritime revenues for the first nine-months of 2019 recorded $655.5 million, compared to $699.3 million reported in the same period of the previous year, mainly due to a decrease in the Offshore segment, the reduction of the Maritime Management Fee, partially offset by a larger number of calls in the Tugboats segment and improved mix in the Bulk Carriers segment.
Third-quarter 2019 Maritime operating profit was $24.5 million, an increase of 5.8 percent, compared to $23.2 million in the same period of 2018, mainly due to the higher number of calls in the Tugboats segment and an improvement of tariffs in Bulk Carriers. During the first nine-months of 2019, Maritime operating profit was $92.0 million, compared to a profit of $112.8 million during the same period of 2018, mainly due to the reduction of the Maritime Management Fee, partially offset by a reduction of cost in the Offshore segment due to the disincorporation of one vessel, as well as larger number of calls in the Tugboats segment.
Maritime EBITDA in the third quarter of 2019 was $39.2 million, compared to $35.6 million in the same period of the previous year; Maritime EBITDA margin was 17.4 percent. During the first nine-months of 2019 Maritime EBITDA was $136.6 million, compared to $156.1 million in the same period of last year. Maritime accumulated EBITDA margin in 2019 was 20.8 percent.
Ports and Terminals revenue in the third quarter of 2019 was $111.6 million, compared to $122.5 million in the same period 2018, mainly due to a lower volume of gravel in Tuxpan, as well as a decrease of volumes of freighted cars in API Acapulco, partially offset by a higher number of arrivals in the Shipping Agencies segment. Ports and Terminals revenue in the nine months of 2019 was $321.6 million, compared to $346.1 million in the same period of last year, mainly due to the decrease of exports activity of containers in the port of Veracruz which affected the operations in the Maintenance and Repair of Containers segment, as well the reduction of freighted cars in API Acapulco.
Ports and Terminals operating profit in the third quarter was $9.3 million, compared to $35.1 million in the same period of 2018, mainly due to a decrease in volume of gravel in Tuxpan, and the reduction of freighted cars in API Acapulco, partially offset by a higher number of arrivals in the Shipping Agencies segment. During the first nine-months of 2019, Ports and Terminals operating profit was $28.7 million, compared to $72.9 million same period of 2018, mainly due to a decrease of operations in the Maintenance and Repair of Containers segment in Veracruz due to the lower exports of container activity at the port.
In the third quarter of 2019, Ports and Terminals EBITDA was $15.1 million compared to $38.4 million in the same period of 2018; EBITDA margin in the quarter was 13.5 percent. During the first nine months of 2019 Ports and Terminals EBITDA was $44.4 million, compared to $82.0 million in the same period 2018. For nine months 2019, Ports and Terminals accumulated EBITDA margin was 13.8 percent.
Warehousing Services continued its trend of improving revenues, reporting in the third quarter of 2019 an increase of 6.5 percent to $43.1 million, compared to $40.5 million in the same period of last year, due to client’s diversification strategy and the agricultural business operations. During the nine months of 2019 revenues of Warehousing Services increased in 9.7 percent to $132.5 million, compared to $120.8 million in the same period of 2018.
DEBT
As of September 30, 2019, Grupo TMM's net debt was $118.1 million. It should be noted that at the end of the 2019 third quarter; from Total Debt there was just $197.4 million of Short-Term Debt and the free cash was $274.8 million.
Total Debt*
– Millions of Mexican Pesos –
	As of 09/30/19	As of 12/31/18
Short-Term Debt	$197.4	$223.4
Long-Term Debt	195.5	392.1
Total Debt	$392.9	$615.5
Cash	274.8	318.2
Net Debt	$118.1	$297.3

Short-Term Leases	$13.1	$0.0
Long-Term Leases	496.0	0.0
Leases IFRS 16	$509.1	$0.0

Stockholders’ Equity	$2,026.3	$2,124.3
Book value per share	$19.83	$20.78

*Book Value

About Grupo TMM
Headquartered in Mexico City, Grupo TMM is a Mexican Maritime-management transportation and logistics Company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of Maritime services port management and logistics. Visit Grupo TMM's web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	September 30,	December 31,
	2019	2018

Current assets:
Cash and cash equivalents	274.8	318.2
Accounts receivable
Accounts receivable – Net	461.0	397.0
Other accounts receivable	381.8	469.5
Prepaid expenses and others current assets	82.1	81.5
Total current assets	1,199.6	1,266.2
Property, machinery and equipment	2,617.4	2,725.6
Cumulative Depreciation	(373.9)	(409.2)
Property, machinery and equipment – Net	2,243.5	2,316.4
Rights of use	476.4	-
Other assets	217.6	198.4
Total assets	4,137.1	3,781.1

Current liabilities:
Bank loans and current maturities of long-term liabilities	197.4	223.4
Leases short-term	13.1	-
Suppliers	248.5	262.1
Other accounts payable and accrued expenses	545.4	375.9
Total current liabilities	1,004.5	861.4
Long-term liabilities:
Bank loans	195.5	392.1
Leases long-term	496.0	-
Deferred taxes	228.4	226.8
Other long-term liabilities	186.4	176.6

Total long-term liabilities	1,106.3	795.5
Total liabilities	2,110.8	1,656.8
Total stockholders´ equity	2,026.3	2,124.3
Total liabilities and stockholders´ equity	4,137.1	3,781.1

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018

Maritime	225.7	207.6	655.5	699.3
Ports and Terminals	111.6	122.5	321.6	346.1
Warehousing Services	43.1	40.5	132.5	120.8
Revenue from freight and services	380.4	370.5	1,109.6	1,166.2
Maritime	(186.4)	(171.9)	(518.9)	(543.3)
Ports and Terminals	(96.5)	(84.1)	(277.2)	(264.1)
Warehousing Services	(48.1)	(43.1)	(132.0)	(126.6)
Corporate and others	(0.2)	(0.1)	(0.5)	(0.4)
Cost of freight and services	(331.2)	(299.2)	(928.6)	(934.3)
Maritime	(14.7)	(12.5)	(44.6)	(43.2)
Ports and Terminals	(5.8)	(3.3)	(15.7)	(9.1)
Warehousing Services	(0.4)	(0.3)	(0.8)	(1.0)
Corporate and others	(10.1)	(1.8)	(30.3)	(5.3)
Depreciation and amortization	(31.0)	(17.9)	(91.4)	(58.6)
Corporate expenses	(43.6)	(50.3)	(129.5)	(139.8)
Maritime	24.5	23.2	92.0	112.8
Ports and Terminals	9.3	35.1	28.7	72.9
Warehousing Services	(5.3)	(2.9)	(0.3)	(6.8)
Corporate and others	(10.3)	(1.9)	(30.7)	(5.7)
Other (expenses) income - Net	(22.2)	(2.0)	35.1	17.0
Operating (loss) income	(47.6)	1.2	(4.7)	50.5
Financial (expenses) income - Net	(15.8)	(16.6)	(56.6)	(52.7)
Leases financial expenses	(13.8)	-	(41.4)	-
Exchange gain (loss) - Net	(11.7)	(3.9)	6.8	13.7
Net financial cost	(41.3)	(20.5)	(91.2)	(39.0)
(loss) Income before taxes	(89.0)	(19.3)	(95.9)	11.5
Provision for taxes	(0.6)	(0.7)	(2.1)	(1.8)
Net(loss) income for the period	(89.6)	(20.0)	(98.0)	9.7

Attributable to:
Minority interest	(2.3)	1.6	(1.6)	2.4
Equity holders of GTMM, S.A.B.	(87.3)	(21.6)	(96.4)	7.4

Weighted average outstanding shares (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (pesos/share)	(0.9)	(0.2)	(0.9)	0.1

Outstanding shares at end of period (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (pesos/share)	(0.9)	(0.2)	(0.9)	0.1
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018

Cash flow from operation activities:
Net (loss) income for the period	(89.6)	(20.0)	(98.0)	9.7
Charges (credits) to income not affecting resources:
Depreciation & amortization	31.0	19.2	91.4	60.0
Other non-cash items	47.2	26.2	14.1	41.0
Total non-cash items	78.2	45.5	105.5	101.0
Changes in assets & liabilities	34.2	9.1	10.2	(93.6)
Total adjustments	112.4	54.5	115.7	7.4
Net cash provided by operating activities	22.8	34.5	17.7	17.2

Cash flow from investing activities:
Proceeds from sales of assets	30.6	0.3	126.2	220.6
Payments for purchases of assets	(20.7)	(31.6)	(69.2)	(45.2)
Net cash provided by (used in) investment activities	9.9	(31.3)	57.0	175.4

Cash flow provided by financing activities:
Short-term borrowings (net)	(5.6)	(17.9)	(44.3)	(68.8)
Repayment of long-term debt	(6.4)	(13.2)	(73.0)	(223.5)
Net cash used in financing activities	(12.0)	(31.1)	(117.4)	(292.2)
Exchange effect on cash	5.3	(6.1)	(0.7)	(13.0)
Net decrease in cash	26.0	(34.1)	(43.4)	(112.6)
Cash at beginning of period	248.8	383.0	318.2	461.6
Cash at end of period	274.8	348.9	274.8	348.9
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.